Exhibit 99.1

“The terms in this note match the ones in the document sent by telecopy.”

BUENOS AIRES, August 13, 2018
Note: CPSA-GG-N-0353/18-AL
Attention,
Buenos Aires Stock Exchange
Re.: Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations

Ladies and gentlemen,

We contact you in compliance with the aforementioned section in order to inform that on August 13, 2018 the Board of Directors of Central Puerto S.A. approved the financial statements and other required documentation for the period ended June 30, 2018, taking note of the corresponding auditor’s report and Supervisory Committee report.

In that regard, we inform the following data:

1.
Income (loss) for the six-month period ended June 30, 2018:

Ps. 000
Income (loss) for the period
Attributable to shareholders of the Company	11,650,389
Attributable to non-controlling interests	(205,676)
Total income (loss) for the period - Income	11,444,713

2.
Other comprehensive income for the six-month period ended June 30, 2018:

Ps. 000
Other comprehensive income for the period
Attributable to shareholders of the Company	(43,284)
Attributable to non-controlling interests	-
Total of other comprehensive income for the period – Loss	(43,284)

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.
Total comprehensive income for the six-month period ended June 30, 2018:

Ps. 000
Net comprehensive income for the period
Attributable to shareholders of the Company	11,607,105
Attributable to non-controlling interests	(205,676)
Total net comprehensive income for the period - Income	11,401,429

4.
Statement of shareholder’s equity details divided in items and amounts as of June 30, 2018:

Ps. 000
Capital Stock – Face Value	1,514,022
Adjustment to capital stock	664,988
Merger Premium	376,571
Statutory Reserve	435,802
Special Reserve Res IGJ 7/05	55,830
Special Reserve RG CNV 609	177,181
Optional Reserve	2,744,471
Income (loss) for the period	11,650,389
Non-controlling interests	131,705
Total	17,750,959

Attributable to shareholders of the Company	17,619,254
Attributable to non-controlling interests	131,705

5.
Controlling Shareholding

As a result of the merger carried out between Central Puerto S.A., as the acquiring company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”), and Sociedad Argentina de Energía S.A. (“SADESA”), as the acquired companies, and as a result of the relevant shares exchange undertaken by the acquired companies, no shareholder of Central Puerto S.A. holds a controlling interest.

Finally, it is important to note that the share capital stock is subject to the public offer regime and its shares are traded on the Buenos Aires Stock Exchange (“BCBA”) and, as from February 2, 2018, on the New York Stock Exchange (“NYSE”). Therefore, there may be variations in shareholding of which the Company is not aware.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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